[PACCAR FINANCIAL logo]

September 21, 2005

Ms. Margaret Fitzgerald

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C.  20549

Re:          PACCAR Financial Corp.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 4, 2005

File No. 001-11677

Dear Ms. Fitzgerald,

This letter is in response to the letter dated September 13, 2005, from Angela Jackson regarding PACCAR Financial Corp.’s Form 10-K for the fiscal year ended December 31, 2004.  For convenience, each of the comments has been reproduced in italics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

1.              Please tell us and revise future filings to fully explain the reasons for changes in each element of your loan loss allowance so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance at period-end.

•                  Quantify and explain how changes in your estimation methods and assumptions affected the allowance:

•                  Quantify and explain how changes in loan and lease concentrations, quality, and terms that occurred during the period are reflected in your allowance.

•                  Quantify your gross charge-offs and recoveries for each period presented and explain why net charge-offs have decreased so significantly, whether this trend is expected to continue, and how this affected the determination of your allowance.

The information requested is set forth below.  The Company intends to provide similar disclosure in future filings.

Allowance for Losses

The Company’s loan and lease portfolio is concentrated with customers in the heavy and medium duty truck transportation industry.  The portfolio is comprised of retail loans and leases, dealer wholesale financing and dealer master notes as follows:

	2004	2003	2002
Retail loans	62%	62%	61%
Retail leases	22%	23%	24%
Dealer wholesale financing	11%	10%	10%
Dealer master notes	5%	5%	5%

Total portfolio at end of year	100%	100%	100%

The following table summarizes changes in the Company’s allowance for losses (in millions):

	2004	2003	2002
Allowance or Losses:
Balance at beginning of year	$67.4	$66.9	$66.2
Provision for losses	4.3	19.6	42.2
Credit losses	(9.8)	(23.9)	(48.9)
Recoveries and other	5.2	4.8	7.4
Balance at end of the year	$67.1	$67.4	$66.9

Ratios:
Credit losses, net of recoveries ($4.6 in 2004) to average net receivables ($3,109.2 in 2004)	.15%	.64%	1.32%

Allowance for losses ($67.1 in 2004) to year-end net receivables ($3,387.3 in 2004)	1.98%	2.27%	2.13%

Year-end finance and lease receivables and leases past due, over 60 days, ($16.6 in 2004) to year-end retail contracts and lease receivables ($3,192.7 in 2004)	.52%	1.15%	1.91%

The reduction in the provision for losses reflects the lower credit losses and a reduction in past-due accounts as noted in the table above.

Credit losses decreased significantly during the past two years to $9.8 in 2004 from $23.9 in 2003 and $48.9 in 2002.  Stronger truck market conditions have contributed to customer’s ability to make timely payments on their obligations to the Company.  Increased demand for transportation services allowed the Company’s customers to earn greater profits and generally pass higher fuel costs through to their customers in the form of surcharges.  Favorable industry conditions also increased used truck values, reducing losses on repossessions and supporting the collateral values underlying the Company’s receivables.  Recoveries of accounts previously written off have been relatively consistent during the past 3 years.

These improved portfolio conditions have also contributed to the lower allowance as a percentage of outstanding receivables, which has decreased to 1.98% in 2004 from 2.27% in 2003 and 2.13% in 2002.

Although trends during 2004 were favorable, the markets in which our customers operate are cyclical and our prior experience indicates that these trends are not likely to continue.  Current high diesel prices and successive interest rate increases are negative factors potentially impacting our customers’ ability to make timely payments and increasing the risk of loss inherent in the portfolio, possibly to loss levels experienced in 2002 and 2003.

The estimation methods and factors considered for determining the allowance during the periods included in this filing have been consistently applied and are discussed further under Critical Accounting Policies.  There have been no significant changes in customer contract terms during the periods.

Critical Accounting Policies, page 13

2.              Please tell us and in future filings revise to include a complete description of your accounting policy for the allowance for credit losses.  Describe your systematic analysis and procedural discipline, required by FRR-28, for determining the amount of your allowance for losses.  Specifically explain the following:

•                  How you determine each element of the allowance;

•                  Which contracts are evaluated individually and which contracts are evaluated as a group;

•                  How you determine both the allocated and unallocated portions of the allowance for losses;

•                  How you determine the loss factors you apply to your graded loans to develop a general allowance; and

•                  How you consider dealer recourse provisions in determining each element of your allowance.

The information requested is set forth below.  The Company intends to provide similar disclosure in future filings.   The Company does not maintain a “general allowance”.

Critical Accounting Policies

The Company determines the allowance for credit losses on its retail loan and lease, wholesale and master note portfolios based on a combination of historical information and current market conditions.  This analysis is dependent on estimates, including assumptions regarding collectibility of past-due accounts, repossession rates and the recovery rate on the underlying collateral.  Loss factors have been established from historical collection and loss information using past due account data which has demonstrated a stronger correlation to future credit losses than credit grades of customers.

The Company individually evaluates bankrupt accounts and large accounts which have significant amounts past due ($58.8 million at December 31, 2004 or 1.7% of the total outstanding receivables).  It evaluates all other customers as a group based on past due categories (i.e., 90+, 60-90, 30-59 and less than 30 days past due), as well as current account balances.  The Company has developed a range of specific loss factors for each of its retail, wholesale and dealer master note portfolios based on historical experience, taking into account loss frequency and severity in both strong and weak truck market conditions.  Loss factors at December 31, 2004 range from less than 1% on current accounts to 35% on certain accounts over 90 days past due.  A projection is made of the range of estimated credit losses inherent in the portfolio from which an amount is determined as probable based on current market conditions, including diesel prices, interest rates and other factors representing leading indicators impacting our borrowers.  We further consider the impact of dealer recourse, cash recoveries and used equipment collateral recoveries.  The projected amount is then compared to the balance in the allowance and appropriate adjustments are made.

Although certain retail contracts acquired from dealers include full or partial dealer recourse for the credit loss, this is a minor and decreasing component of the portfolio (10% of the retail portfolio at December 31, 2004).  For wholesale and dealer master note portfolios, dealer recourse (including personal guarantees and pledging of dealership assets) is present in substantially all the loan arrangements.  Cash recoveries and used equipment collateral recoveries generally vary with market conditions.

The Company acknowledges that

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael A. Tembreull
Michael A. Tembreull
Vice Chairman

MAT:mm